Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview that was given by Jane Hunter to SBS On the Money on May 27, 2021:

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Speaker 3:

Jane, not everyone would have heard of your company. Can you tell us more about it?

Jane:

Yeah, absolutely. So Tritium makes fast DC charges for electric vehicles. And so we design them, we sell them, we build them and we support them in the field. And we’re actually one of the only, and certainly after this deal, I think we’ll be the only publicly listed, pure play, fast DC charger OEM in the world at that particular point. So we’re very focused in what we do. That’s what we make. And for your audience who may not know, a fast DC charger for an electric vehicle is anything over 50 kilowatts. So they’re slow chargers, slow IC chargers and a fast DC charger. The way to think of it is that for a 50 kilowatt charger, you get 50 kilometres of range in about 10 minutes. And 175, you get 175 kilometres of range in about 10 minutes. So... And we make up to 350, so you can get 350 kilometres of range in about 10 minutes into your car.

Ricardo:

And many of these challenges are available worldwide?

Jane:

We’ve deployed about 4,400 across 41 countries. So we’re very global. We’re mainly an exporter. Of our products, we send 93% to 95% of them overseas. Which is a fantastic Australian story because of course we bring in Euro and USD into Australia. So 70% of our revenue comes from Europe. 30% of our revenue comes from North America. Actually 20% from north America and 10 from Asia Pacific.

Ricardo:

So you’re now set to list on the technology-based NASDAQ in the US. What can you tell me about the deal and perhaps when will you list?

Jane:

Yeah, no, great question. So Decarbonization has entered into a business combination agreement with Tritium and that’s what we’ve announced pursuant to that the companies will combine and the post-close company will be an Australian-based company listed on the NASDAQ still called Tritium.

And the transaction reflects the pro forma enterprise value of USD 1.4 billion at $10 a share. And in Australia here that makes us a double unicorn, because the combined company value post money is 2.2 billion AUD or 1.7 USD. Which is very rare for Australia, and certainly we think of first for Brisbane.

Ricardo:

What will these cash injection allow you to do when it comes to growth?

Jane:

Oh, it provides all the cash we need on the balance sheet and more how we’ll be able to do some unplanted accretive growth, as well as what we need to do in terms of growth. It provides us with access to this large source of capital that we need to help compete globally. Because at the moment we have 20% of the European market. We have 15% of the North American market and 10% of Asia Pacific. And with this market growing at the CAGR that it is all we actually need to do is hold onto that market share. But of course we’d like to increase it. To be from number two, to number one in the world. So with this 300 million USD to the pro forma balance sheet, we’ll probably start with an expansion of our manufacturing capacity because we’ve got a lot of orders and we have backlog and we’d rather just be building without any backlog.

Ricardo:

I’d love to get your thoughts on the general nature of the sector. How do you feel Australia is gone with the adoption of electric vehicles.

Jane:

Yeah. Look, Australia has been slow, unfortunately, in terms of uptake, I think it’s currently around 0.6% with America to 2.5%, the UK, closer to 5%, and then European countries significantly higher than that up near the 8 to 10 to 12 mark. So we are lagging a number of other countries across the world. It is a pity to see that because Australians usually love advanced technology and everyone who drives an EV without fail will tell you once you’ve driven one, you won’t go back. So they are a great technology, once you get into one you can’t imagine driving anything different. And unfortunately with a EVs, government policy does drive rapid uptake. So we don’t necessarily advocate for subsidies. Although of course, that helps because in Australia, cars are very expensive. They make up a large part of people’s annual salaries. People keep them for 10 years, and that is the fastest way to drive uptake.

But we find subsidies can be quite divisive. So what we really advocate for is just clear messaging from government, that this is the upcoming technology that they’re going to be supporting it so that people know they’re not going to buy a stranded asset or a technology that’s not going to be supported by the government. That’s really one of the only things that’s required, not to have blended technology messages about different technologies that could win.

Because unfortunately that decision’s already been taken. All of the OEMs who make cars across the world have shifted to EVs. There’s only two companies still looking at hydrogen passenger vehicles, so far as I know. There’ll probably be a role in long haul for hydrogen and also of course in industry for hydrogen. But the OEMs who make cars are all investing to 25 billion in near term money in EV battery technology. So that’s been the decision that’s already been taken and there’s no moving away from that. So we just need the government to pick up that clear messaging, tell people that that’s what’s coming, explain it to them, communicate it clearly. And that’s really all that’s required. And we’ll find the uptake will actually grow quite rapidly after that.

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Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT

DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.